1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com KEVIN M. BOPP kevin.bopp@dechert.com +1 (212) 641-5691 Direct +1 (212) 698-3599 Fax

May 28, 2009

VIA ELECTRONIC TRANSMISSION

Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
1000 F Street, N.E.
Washington, D.C. 20549-4644

Re: The Hartford Mutual Funds, Inc. (SEC File Nos. 333-02381 and 811-07589) Post-Effective Amendment No. 77 (the “Prospectus”)

Dear Ms. Hatch:

This letter responds to comments you provided to me in a telephonic discussion on Tuesday, April 14, 2009, regarding Post Effective Amendment No. 77 to the Registration Statement for The Hartford Mutual Funds, Inc. (the “Registrant”), under the Securities Act of 1933, as amended, filed with the U.S. Securities and Exchange Commission on March 31, 2009. The amendment was filed to: (i) register Class R3, R4 and R5 shares of The Hartford MidCap Fund (the “Fund”), an existing series of the Registrant; and (ii) make corresponding changes to the Registrant’s Combined Statement of Additional Information. On behalf of the Registrant, we have reproduced your comments, and our responses thereto are provided below. Capitalized terms have the same meaning as defined in the Prospectus, unless otherwise indicated.

1.	Comment: With respect to footnote number two to the Expense Table, please provide to me supplementally the expense reimbursement percentages for each of the classes.

Response: Hartford Investment Financial Services, LLC (“HIFSCO”) has contractually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for Class R3 shares, Class R4 shares and Class R5 shares at 1.67%, 1.37% and 1.07%, respectively.

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC
EUROPE Brussels London Luxembourg Munich Paris ASIA Beijing Hong Kong

May 28, 2009 Page 2

2.	Comment: On page 7 of the Prospectus, under the Expense Table, the management fee stated is 0.75%. However, on page 8, the Prospectus discloses that for the fiscal year-ended October 31, 2008, the Fund paid HIFSCO an effective management fee of 0.74%. Please confirm the management fee.

Response: The management fee on page 7, under the Expense Table has been changed to 0.74%.

3.	Comment: With respect to the Class R3 Distribution Plan, please verify that the total distribution and service fee is 0.50%.

Response: The total distribution and service fee with respect to Class R3 is 0.50%, of which 0.25% may be used for shareholder account services.

Please feel free to call me at (212) 641-5691 if you have any additional questions or comments.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp

cc: Michael G. Phillips